[Letterhead of Tasker Products]

August 22, 2005

Via EDGAR and Federal Express
Ms. Nili Shah and Mr. Bret Johnson
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Tasker Capital Corp.
      Item 4.02 Form 8-K
      Filed August 15, 2005
      File No.  0-32019

Dear Ms. Shah and Mr. Johnson:

      This letter is in response to the comments made by the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in its correspondence dated August 16, 2005 (the "Comment Letter") to Tasker Capital Corp. (the "Company") with respect to the above referenced filing. Today, in response to the Comment Letter, the Company has filed with the Commission a Form 8-K/A marked to show changes from the Form 8-K filed with the Commission on August 15, 2005.

      Set forth below are the Company's responses to each comment in the Comment Letter. For your convenience, we have repeated each of your comments in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we are sending to Ms. Shah today, as a courtesy, five marked copies of the Form 8-K/A by Federal Express.

                                      * * *

1. Please amend your report to disclose the date of the conclusion regarding the non-reliance as required by Item 4.02(a)(1) of Form 8-K.

The first sentence of the second paragraph of the disclosure has been revised to reflect the Staff's comment.

2. You have disclosed that you plan to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file your restated financial statements.

We supplementally advise the Staff that we intend to file the restated financial statements for both the quarter ended June 30, 2004 and the quarter ended September 30, 2004 on or about September 9, 2005.

                                      * * *

      As part of this response letter, the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding this response or any further comments, please contact the undersigned at (203) 730-4350.


                                        Sincerely,


                                        /s/ Robert D. Jenkins
                                        ----------------------------------------
                                            Robert D. Jenkins
                                            Chief Financial Officer